06005893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 213 SECTION

SEC FILE NUMBER
8-66679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box

388 Greenwich Street
(No. and Street)

New York (City) N.Y. (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Zarnowski 212-816-5788
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name)*

345 Park Ave (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

PROCESSED MAY 31 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 23, 2006

State of New York)
) ss:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2005 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2005 and supplementary schedules will promptly be made available to Citigroup Derivatives Markets Inc., members and allied members whose signatures do not appear below.

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 23 day of February 2006.

VIVIAN SALVANO
Notary Public, State of New York
No. 01FI5040364
Qualified in Kings County
Commission Expires March 13, 2007

KPMG

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

As of December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of:
Citigroup Derivatives Markets Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (a wholly-owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Derivatives Markets Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2006

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly-owned subsidiary of Citigroup Financial Products Inc.)
Statement of Financial Condition
December 31, 2005
(Dollars in thousands, except share data)

Assets

Cash			$	813
Financial instruments owned and contractual commitments:				
Equity securities	$	3,899,804		
Exchange-traded options		2,290,589		
				6,190,393
Receivables from brokers and dealers				17,682
Receivable from CGMI				7,027
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $8,802				14,360
Intangible assets				1,433
Other assets				51,158
Total assets			$	6,282,866

Liabilities and Stockholder's Equity

Liabilities:				
Short-term borrowings with affiliates			$	1,020,755
Deposits received for securities loaned				7,000
Financial instruments sold, not yet purchased, and contractual commitments:				
Exchange-traded options	$	2,762,468		
Equity securities		737,597		
				3,500,065
Payables and accrued liabilities:				
Brokers and dealers		1,541,757		
Other		31,209		
				1,572,966
Subordinated indebtedness to CGMHI				50,000
Total liabilities				6,150,786
Stockholder's equity:				
Common stock ($.001 par value, 1,000 shares authorized, 100 shares issued and outstanding)				-
Additional paid-in capital				123,599
Retained earnings				8,481
Total stockholder's equity				132,080
Total liabilities and stockholder's equity			$	6,282,866

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

Basis of presentation

Citigroup Derivatives Markets Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. ("CFPI") and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup").

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgement and estimates. Estimates, including the fair value of financial instruments, the outcome of litigation and other matters that affect the reported amounts and disclosures of contingencies in the statement of financial condition, may vary from actual results.

The Company is a member firm of and also functions as a specialist and market maker on the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, International Securities Exchange, New York Mercantile Exchange, Pacific Exchange, Philadelphia Stock Exchange and the Boston Options Exchange. The Company clears all of its securities transactions through clearing brokers.

Financial instruments and contractual commitments

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at market value and are recorded on a trade date basis. Market value is estimated using market quotations available from major securities exchanges and dealers. Financial instruments and contractual commitments include related accrued interest or dividends.

Receivables and payables and accrued liabilities – Brokers and dealers

The Company conducts business with three clearing brokers for its trading activities. These brokers pursuant to agreements perform the clearing and depository operations of the Company's trading activities. Receivables and payables and accrued liabilities – brokers and dealers primarily reflect amounts due to or from these brokers.

Deposits received for securities loaned

Deposits received for securities loaned are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the market value of securities loaned daily, and additional collateral is obtained as necessary.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or four years.

(Dollars in Thousands)

Intangible assets

The Company has no goodwill or indefinite-lived intangible assets. Intangible assets are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Write-downs of intangible assets are recognized when it is determined that the intangible assets are determined to be other than temporarily impaired. The amount of the impairment write-down is determined by the difference between the carrying amount and the fair value of the intangible assets. The carrying values of intangible assets are amortized over their estimated useful lives.

Exchange memberships

The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, are made annually.

Income taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year except for certain tax liabilities expected to be payable as a separate taxpayer.

2. Lease Commitments

The Company has a noncancelable lease covering office space expiring on June 30, 2016. At December 31, 2005, minimum future rentals on the noncancelable operating lease are as follows: 2006 - $83; 2007 - $87; 2008 - $92; 2009 - $92; 2010 - $92; and $546 for the years thereafter.

3. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2005, net capital of $101,209 exceeded the minimum requirement by $100,959. Pursuant to the Company's registration as a securities dealer, its clearing brokers assume certain of its net capital requirements.

4. Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year except for certain tax liabilities expected to be payable as a separate taxpayer. During 2005 the Company did not pay or receive any income taxes as a separate taxpayer.

(Dollars in Thousands)

5. Financial Instruments and Contractual Commitments and Related Risks

The Company enters into exchange-traded options, options on futures and futures contracts ("derivatives") as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary. As discussed in Note 1 to the statement of financial condition, the Company records all financial instruments at market value.

Written puts are derivative instruments that include guarantees. At December 31, 2005, the carrying amount of the liabilities related to these derivatives was $827,549. The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses. At December 31, 2005, the maximum potential loss at fair value related to derivative guarantees amounted to $827,549.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposures is concentrated with its clearing brokers. At December 31, 2005, a credit concentration with clearing brokers consisted of approximately $1,161,215. The clearing brokers can repledge certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. Fair Value Information

At December 31, 2005, substantially all of the Company's assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include receivables, payables and accrued liabilities. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(Dollars in Thousands)

7. Related Party Transactions

Cash

Cash at December 31, 2005 is held by Citibank, N.A., an affiliated company.

Receivable from CGMI

Receivable from CGMI represents amounts due from Citigroup Global Markets Inc. ("CGMI"), an affiliated Company, relating to collateralized financing transactions.

Short-term borrowings

At December 31, 2005, short-term borrowings of $1,020,755 consist of borrowings of funds from CFPI. Payables and accrued liabilities at December 31, 2005 include $2,922, which represents interest payable to CFPI for the short-term borrowings.

Deposits received for securities loaned

Deposits received for securities loaned represent collateralized financing transactions with CGMI.

Subordinated indebtedness

At December 31, 2005, subordinated indebtedness of $50,000 consists of borrowings outstanding pursuant to a term subordinated agreement with CGMHI. This agreement bears interest at a rate of 3.735% payable quarterly and matures on April 30, 2008. Payables and accrued liabilities at December 31, 2005 include $316, which represents interest payable to CGMHI for the subordinated indebtedness. Subordinated indebtedness qualifies for inclusion in net capital at December 31, 2005. In accordance with Rule 15c3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Citigroup Derivatives Markets Inc.:

In planning and performing our audit of the financial statements of Citigroup Derivatives Markets Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Chicago Board Option Exchange, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2006